Contact

www.linkedin.com/in/
carolinestrzalka (LinkedIn)

Top Skills

Digital Media
Strategy
Business Development

Languages

English (Native or Bilingual)
Spanish (Limited Working)
Polish (Limited Working)

Honors-Awards

Joseph Wharton Fellowship
Bendheim Award for Public Service
Student Award of Merit
NYC Startup Leadership Fellow

Caroline Strzalka

Co-Founder at Overplay; Co-Founder at It's By U
Manhattan, New York, United States

Summary

I build businesses.

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Experience

Overplay
Chief Operating Officer, Co-Founder
July 2020 - Present (3 years 9 months)

Overplay is a revolutionary venture-backed startup that lets users to create,
share, and play casual mobile games - in minutes, for free, and with no code.
It's like TikTok for gaming.

It's By U
CEO, Co-Founder
June 2016 - Present (7 years 10 months)

Ending flower waste through farm-direct floral subscriptions. We match farms
that produce specific types of flowers with people and businesses looking for
regular deliveries of flower décor. Disrupting the $48BN floral industry. Funded
by Target + Techstars.

Sandbox & Co
EVP, Partnerships
December 2015 - June 2016 (7 months)

Headed partnerships as a strategic investor at the intersection of the learning
and media industries.

Council on Foreign Relations
Chair, Term Member Advisory Committee
July 2015 - June 2016 (1 year)

The Term Member Program offers promising leaders the opportunity to
participate in a sustained conversation on international affairs and U.S. foreign
policy. The program allows members to interact with seasoned experts and
participate in a wide variety of events designed especially for them.

Scholastic

Vice President, Digital Content Sales and Global Development
December 2012 - July 2015 (2 years 8 months)
New York, NY

Created and implemented a long term strategic business plan and growth
strategy to drive content sales and partnerships to digital and traditional
content distributors in the U.S. and internationally.
• Oversaw Scholastic's digital video distribution business, executing multi-
million dollar deals with Netflix, Hulu, iTunes, YouTube, Amazon, Microsoft,
and others -- the first time Scholastic videos were released digitally. Led
discussions for the creation of "The Magic School Bus Rides Again" with
Netflix.
• Created cutting edge interactive technology product with Intel, Qualcomm
and others. Product releases included: using Intel's RealSense technology
that enables voice and gesture interaction to create "Clifford the Big Red Dog"
and "I SPY" games for portable multi-touch all-in-one computers.
• Managed Scholastic's multi-million dollar cartridge and digital business with
Leapfrog and VTech.
• Managed broadcast sales to international television partners and agents.

Sesame Workshop
6 years 7 months

Director of Business Development, Worldwide Media Distribution
February 2008 - November 2012 (4 years 10 months)

Led business development efforts for Sesame content on new technology
platforms including console gaming systems, tablets and mobile devices, e-
readers, virtual worlds, AR/VR, digital media-based toys, internet channels,
and digital stores. Managed the conceptualization, creation and rollout of this
digital media content, as well as partner relationships.

Manager, Retail Strategy and Business Development
May 2006 - February 2008 (1 year 10 months)

Drove planning and execution of licensed product initiatives with digital and
physical retail partners.

Intellitoys
Founder
2005 - December 2011 (6 years)

Bringing cutting edge technology and top quality children's content together for
innovative and exciting learning experiences.

National Geographic Channel
Strategy Consultant
September 2004 - December 2004 (4 months)

Provided recommendations about the use of new media and website to extend brand awareness and drive viewer acquisition and loyalty. Designed a strategic marketing proposal for the channel.

Christie's
Strategy Executive Intern
May 2004 - August 2004 (4 months)

Managed cross-functional projects in sales and consignment for $3 billion art auction business spanning 90 offices.

Philadelphia Museum of Art
Strategy Consultant
January 2004 - May 2004 (5 months)

Created solutions for the museum to better market itself to corporations for exhibition support and implement a new corporate donorship program; recommendations adopted for Dali exhibition.

Citigroup
3 years 2 months

Senior Auditor, Audit and Risk Review: Capital Markets and Treasury
August 2002 - August 2003 (1 year 1 month)

Led cross-functional team risk assessments of Citigroup's Capital Markets and Treasury groups, businesses which generate $220 billion in deal volume and are responsible for global debt and equity issuance and management.

Financial Analyst, Equity Capital Markets
July 2000 - July 2002 (2 years 1 month)

Raised equity for companies and took them public. Notable deals include $8.7B Kraft IPO, $427M Constellation Brands Offering, $112M Leapfrog IPO, $1.2B GAP Inc. Convertible, $121M Rayovac Follow-On

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Education

The Wharton School
MBA, Marketing and Entrepreneurial Management · (2003 - 2005)

University of Pennsylvania

BA, Economics and International Relations (Honors) · (1996 - 2000)

Nazareth Academy High School

· (1992 - 1996)